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02042650

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bandai Co. Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME JUL 23 2002

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 3919 FISCAL YEAR 3-31-02

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 7/16/02

82-3919

02 JUL 15 AM 12:25

AR/S
3-31-02

Bandai

Consolidated Results
Financial Summary

(Year ended March 31, 2002)
FY 2001

This document has been prepared as a guide to non-Japanese investors and contains forward-looking statements that are based on managements' estimates, assumptions and projections at the time of publication. A number of factors could cause actual results to differ materially from expectations. This document is a translation of the Japanese language original.

May 9, 2002

Financial Statements (Consolidated)
For the Year Ended March 31, 2002

BANDAI CO., LTD.

Stock Code: 7967

(URL http://www.bandai.co.jp/)

Stock Exchange: Tokyo Stock Exchange (TSE)

Head office: Tokyo, Japan

Date of the Meeting of the Board of Directors: May 9, 2002

Adoption of U.S. G.A.A.P: No.

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Business Results for the Year Ended March 31, 2002
(1) Consolidated Operating Results

(In millions of yen, rounded down-except where noted)

	Net Sales		Operating Income		Recurring Income	
Fiscal Year Ended March 31, 2002	227,930	5.0%	20,764	31.3%	21,992	34.5%
Fiscal Year Ended March 31, 2001	217,010	4.0%	15,816	116.0%	16,346	108.2%

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Fiscal Year Ended March 31, 2002	10,643	(17.5)%	217.62 yen	-
Fiscal Year Ended March 31, 2001	12,897	906.7%	265.47 yen	-

	Return on Equity(ROE)	Ratio of Recurring Income to Total Liabilities and Net Worth (ROA)	Return on Sales
Fiscal Year Ended March 31, 2002	9.9%	10.9%	9.6%
Fiscal Year Ended March 31, 2001	12.9%	7.7%	7.5%

Notes: 1) Profit or loss from investments in subsidiaries and affiliates accounted for by the equity method:
Fiscal year ended March 31, 2002: 381 million yen
Fiscal year ended March 31, 2001: 504 million yen

2) Average number of outstanding shares during the fiscal period (Consolidated):
Fiscal year ended March 31, 2002: 48,910,159 shares
Fiscal year ended March 31, 2001: 48,583,010 shares

3) Changes in accounting procedures: none

4) All percents represent changes compared with the prior fiscal year

(2) Consolidated Financial Position

(In millions of yen, rounded down-except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Fiscal Year Ended March 31, 2002	197,424	107,304	54.3%	2,194.16 yen
Fiscal Year Ended March 31, 2001	205,557	107,217	52.2%	2,193.66 yen

Notes: Total number of issued shares outstanding at the end of fiscal period (Consolidated):
Fiscal year ended March 31, 2002: 48,904,854 shares
Fiscal year ended March 31, 2001: 48,875,879 shares

(3) Consolidated statement of cash flows

(In millions of yen, rounded down-except where noted)

	Net cash provided by operating activities	Net cash provided by investment activities	Net cash provided by financing activities	Cash and cash equivalents at the end of the year
Fiscal Year Ended March 31, 2002	26,568	(6,815)	(18,760)	45,005
Fiscal Year Ended March 31, 2001	14,837	(4,569)	(29,349)	41,136

(4) Matters concerning the consolidated subsidiaries as well as companies as to investments in which has been accounted for by the equity method:

- Number of consolidated subsidiaries: 29
- Number of affiliates as to investments in which the equity method of accounting has been carried out: 2

(5) Changes of the extent of consolidation and companies as to investments in which has been accounted for by the equity method:

Consolidated subsidiaries:
(Newly included) 3
(Exclusion) 4
Companies as to investments in which the equity method of accounting has been carried out:
(Newly included) 1
(Exclusion) 4

2. Fiscal Year 2002 Full Year Projections (April 1, 2002 - March 31, 2003)

(In millions of yen, rounded down-except where noted)

	Net Sales	Recurring Income	Net Income
Interim Period Ending September 30, 2002	114,000	10,500	5,500
Fiscal Year Ending March 31, 2003	235,000	23,500	12,000

Reference: Projected net income per share for fiscal year 2002 (Fiscal year ending March 31, 2003): 245.37 yen

"Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments, market trends, and exchange rate fluctuations.

I. Information on the Bandai Group

The Bandai Group of Companies (the "Group") consists of Bandai Co., Ltd., as well as 41 subsidiaries and 2 affiliated companies. The Group's main business areas include the manufacture and sale of toys and models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines and software, amusement equipment, based on the Group's core character-merchandising business, as well as the production and sale of video software and other visual and musical works and network content, etc. The Group is also engaged in distribution, planning, development and other services related to the above areas of business.

The Group is structured as outlined below. The business categories shown below are the same as those used in the Information by Business Area.

Business Area	Sales category	Region	Major companies
Toys and Amusement Area	Toys, models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines, game software, amusement equipment and prizes, *operation of amusement facilities,* network content, etc.	Domestic	Bandai Co., Ltd., Banpresto Co., Ltd., Megahouse Corp., Yutaka Co., Ltd., Bandai Networks Co., Ltd., Seika Co., Ltd., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Banpresoft Co., Ltd., Plex Co., Ltd., Sunlink Co.,Ltd., Unifive Co., Ltd.(*1), Happinet Corp. and 2 other companies (16 companies in total)
		Overseas	Bandai America Inc., Bandai S.A., Bandai U.K. Ltd., Bandai España S.A., B.G. Toys & Entertainment GmbH. (*2), Bandai (H.K.) Co., Ltd., Banpresto (H.K.) Ltd., BHK Trading Ltd., BANDAI INDUSTRIAL CO.,LTD., Bandai Pte. Ltd. (*3) and 4 other companies (14 companies in total)
Media Area	Visual software, animation, etc.	Domestic	Bandai Visual Co., Ltd., Sunrise Inc. and 3 other companies (5 companies in total)
		Overseas	Bandai Entertainment Inc. and 1 other company (2 companies in total)
Other Areas	Transportation and warehousing of products, maintenance and sale of automobiles, insurance agency business, leasing, real estate management, printing, advertising agency business, etc.	Domestic	Bandai Logipal Inc., Banalex Corp., Artpresto Co., Ltd., Bandai Automobile Co., Ltd.(*4), Sotsu Agency Co., Ltd. and 1 other company *(6 companies in total)*
		Overseas	1 company (1 company in total)

*1 Merged by Banpresto Co., Ltd. as of September 1, 2001
*2 *Completed liquidation as of February 28, 2002*
*3 Currently inactive as of March 31, 2002
*4 Transferred insurance business as of January 1, 2002

Business Organization


Business
Companies Engaged in Planning and Creation (Development)
Companies Engaged in Production
Companies Engaged in Manufacture and Sales
Companies Engaged in Sales
Toys and Amusement Area
<Japan>
Megahouse Corp.
Bec Co.,Ltd.
Banpresoft Co.,Ltd.
Plex Co.,Ltd.
Seeds Co.,Ltd.
Bandai Co.,Ltd. (the Company)
Banpuresto Co.,Ltd.
Yutaka Co.,Ltd.
Bandai Networks Co.,Ltd.
Seika Co.,Ltd.
Unifive Co.,Ltd.
Banwave Co.,Ltd.
Sunlink Co.,Ltd.
Happinet Corp.※
<North America>
Bandai America Inc.
<Europe>
Bandai S.A.
Bandai U.K.Ltd.
Bandai Espana S.A.
<Asia>
Bandai (H.K.)Co.,Ltd.
Banpresto(H.K.)Ltd.
BHK.Trading Ltd.
BANDAI INDUSTRIAL CO.,LTD.
Media Area
<Japan>
Sunrise Inc.
Bandai Visuaul Co.,Ltd.
<North America>
Bandai Entertainment Inc.
Other Areas
<Japan>
Bandai Logipal Inc.
Banalex Corp.
Artpresto Co.,Ltd.
Bandai Automobile Co.,Ltd.
Sotsu Agency Co .,Ltd. ※
Customers and Consumers

Note: No mark Consolidated Subsidiaries
※ Affiliated companies accounted for by the equity method.

——— Products and Servises
.... Part and Components
-·-·-·- Planning

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In millions of yen, rounded down)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
(Consolidated subsidiaries)						
Bandai Visual Co., Ltd.	Taito-ku, Tokyo	2,182	Media	67.3 (0.8)	Planning, creation and sale of visual software, etc. A: 1 B: 1	(Notes) 5,8
Banpresto Co., Ltd.	Matsudo-shi, Chiba	3,020	Toys & amusement	52.3 (0.1)	Manufacture and sale of game software, amusement equipment, etc. A: 0 B: 0	(Notes) 4,5,7
Megahouse Corp.	Taito-ku, Tokyo	1,520	Toys & amusement	100.0	Selling products, etc. to Bandai. A: 3 B: 1	
Yutaka Co., Ltd.	Taito-ku, Tokyo	480	Toys & amusement	100.0	Supplied with components by Bandai A: 3 B:2	
Sunrise Inc.	Suginami-ku, Tokyo	32	Media	86.4 (6.6)	Planning and creation of animation A: 2 B: 1	
Bandai Networks Co., Ltd.	Chiyoda-ku, Tokyo	586	Toys & amusement	85.3	Providing content for advanced function mobile phones A: 5 B: 2	
Seika Co., Ltd.	Chiyoda-ku, Tokyo	205	Toys & amusement	58.6	Planning, development and sales of stationery and miscellaneous goods. A:2 B: 1	
Bandai Logipal Inc.	Katsushika-ku, Tokyo	1,424	Other areas	43.2	Mainly transportation and warehousing of Bandai's products A: 0 B: 0	(Notes) 3,5,8
Banalex Corp.	Shinjuku-ku, Tokyo	1,305	Other areas	100.0	Leasing office equipment, etc. to Bandai and Banpresto Co., Ltd., etc. A: 4 B:3	
Banwave Co., Ltd.	Taito-ku, Tokyo	200	Toys & amusement	100.0 (100.0)	Purchasing for sale amusement equipment from Banpresto Co., Ltd.. A: 0 B: 0	
Bec Co., Ltd.	Nakano-ku, Tokyo	166	Toys & amusement	100.0	Development of Bandai's products A: 3 B: 2	
Seeds Co., Ltd.	Shimotsuga-gun, Tochigi	100	Toys & amusement	100.0	Mainly manufacture of Bandai's products A: 2 B: 1	

*Note: The value of 'A' represents the number of officers at the company in question who are also officers or employees of Bandai. 'B' represents the number of officers of 'A' who are employed by Bandai Co., Ltd.

BANDAI

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In millions of yen, rounded down)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
Banpresoft Co., Ltd.	Chuo-ku, Tokyo	100	Toys & amusement	100.0 (100.0)	Planning and development of Banpresto's products A:0 B:0	
Plex Co., Ltd.	Shinjuku-ku, Tokyo	40	Toys & amusement	100.0	Planning and development of Bandai's products A: 3 B: 1	
Artpresto Co., Ltd.	Matsudo-shi, Chiba	30	Other areas	100.0 (55.0)	Planning and designing various printed materials for Bandai and Banpresto Co., Ltd., etc. A:1 B:0	
Bandai Automobile Co., Ltd.	Katsushika-ku, Tokyo	30	Other areas	100.0 (100.0)	Leasing automobiles to Bandai A: 0 B: 0	(Note) 3
Sunlink Co., Ltd.	Bunkyo-ku, Tokyo	160	Toys & amusement	84.0 (3.6)	Mainly sale of Bandai's products A: 2 B: 2	
Bandai America Inc.	California, U.S.A	US$ 24.6 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	(Notes) 4,10
Bandai Entertainment Inc.	California, U.S.A	US$ 0.1 million	Media	100.0 (100.0)	Planning, creation, sale and copyright management of video software A: 3 B: 2	
Bandai S.A.	Saint-Ouen-l'Aumone, France	Euro 9 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 5 B: 4	
Bandai U.K. Ltd.	Southampton, UK	Stg.£ 16 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	(Note) 4
Bandai Espana S.A.	Madrid, Spain	Euro 4.808 million	Toys & amusement	100.0	Mainly sale of toys purchased from Bandai (H.K.) Co., Ltd. A: 2 B: 2	
Bandai (H.K.)Co.,Ltd.	Central, Hong Kong	HK$ 103 million	Toys & amusement	100.0	Manufacture of toys for Bandai and its overseas sales subsidiaries A: 5 B: 4	
Banpresto (H.K.)Ltd.	New Territories, Hong Kong	HK$ 32 million	Toys & amusement	100.0 (100.0)	Management of production of amusement equipment and prize items for Banpresto Co., Ltd. A: 0 B: 0	
BHK TRADING LTD.	Central, Hong Kong	HK$ 7 million	Toys & amusement	100.0 (100.0)	Exchange control for import/export of products for Bandai. A: 3 B: 2	
BANDAI INDUSTRIAL CO., LTD.	Chacheongsao, Thailand	Baht 150 million	Toys & amusement	99.3	Manufacture of toys for Bandai and its domestic subsidiaries A: 3 B: 3	

Associated Companies (Subsidiaries and Affiliated Companies)

Name	Address	Capital Or Investment In Capital (In millions of yen, rounded down)	Main Business	% Of Voting Rights Or Equity Owned By Bandai	Description Of Relationship	Note
Bandai Pte.Ltd..	Temasek Boulevard, Singapore	S$ 0.1 million	Toys & amusement	100.0	—	(Note) 9
(Affiliated companies accounted for by the equity method)						
Happinet Corp.	Taito-ku, Tokyo	2,751	Toys & amusement	22.2 (0.5)	Mainly sales of Bandai's products A: 0 B: 0	(Notes) 5,6
Sotsu Agency Co., Ltd.	Chuo-ku, Tokyo	192	Other areas	20.0	Advertising agency business and copyright business planning and development A: 0 B: 0	

Notes 1) In "Main business" column, the name of the relevant type-of-business segment is given.

2) In "% of voting rights or equity owned by Bandai", amounts within parentheses represent indirect ownership (amounts outside parentheses include both direct and indirect ownership).

3) Although 50% or less of the equity is owned, the company in question is classified as a subsidiary, because it is effectively controlled by Bandai.

4) These companies are "tokutei kogaisha" (specified subsidiaries).

5) These companies file their "yuka shoken houkokusho" (securities reports) with the Minister of Finance.

6) The company in question is listed on the Tokyo Stock Exchange, first section.

7) The company in question is listed on the Tokyo Stock Exchange, second section.

8) The company in question is traded over-the-counter(JASDAQ).

9) The company in question is inactive as of March 31, 2002.

10) Net sales (excluding intragroup sales) exceed 10% of total consolidated net sales.
Significant income/loss information:

Net sales:	26,243 million yen
Recurring income:	2,118 million yen
Net income:	1,064 million yen
Net assets:	8,898 million yen
Total assets:	20,185 million yen

II. Management Policy

A. Fundamental policies

Our corporate philosophy is to pursue growth as an enterprise that is dedicated to providing enjoyment and fulfilling the dreams of customers worldwide. Under the corporate slogan *Dream Creation* we are striving to meet these goals:

1 Shareholder satisfaction

To maximize shareholder value, by fulfilling shareholder confidence through rational profit distribution and fuller disclosure, while increasing our presence in the market and improving performance.

2 Customer satisfaction

To contribute to an affluent society and a rich culture, by developing products and services that meet the needs of the age.

3 Full activation of employee resources

Because our people are the foundation of our corporate growth, to respect employee goals and commitment to their work, conduct neutral and objective evaluations and match the right person to the right job, while endeavoring to raise their morale and improve their skill levels.

4 Social harmony

As a corporate member of society, to be aware of our responsibility to, and role within, society as a whole, and strive for harmony with the environment.

5 Innovative management

To precisely apprehend the changes in the times from a global perspective, and respond promptly with appropriate innovations.

During this period under the key phrase *Motivation, sincerity and hard work – aim for number one entertainment provider!,* we have been continuing to restructure the group for corporate strength on the two pillars of profitability and efficiency, and at the same time aggressively pursuing business expansion overseas and in new business areas.

B. Policy on distribution of dividends

In accordance with our fundamental policy to provide shareholders with rational profit distribution, we have made the implementation of stable dividends an important part of our management plan. In addition, we are planning to utilize internal reserves to invest aggressively in the new business areas that will increase corporate value in the future, both through direct development efforts and through alliances, mergers and acquisitions.

C. Management performance targets

We have set specific ROA targets for measuring performance over the medium term. Our medium-term plan launched in April 2000 prioritizes profitability and efficiency, and is enabling us to build a stronger, more stable business foundation through the efficient use of all corporate assets at all times. An ROA target of 8% was set for the fiscal year ending March 31, 2003, the last year of the current plan, however, we have achieved a consolidated ROA of 10.9% one year earlier in this fiscal year, through comprehensive implementation of profitability and efficiency policies throughout the entire group. We will continue to improve ROA with even higher levels of efficiency in the future.

<Reference>
Consolidated ROA

	FY1997	FY1998	FY1999	FY2000	FY2001
Consolidated ROA(%)	5.5	(2.1)	3.6	7.7	10.9


%
15.0
10.0
5.0
0.0
(5.0)
FY1997
FY1998
FY1999
FY2000
FY2001

D. Management strategies for the medium and long term

Our medium-term plan is for the three years from April 2000 through March 2003. This plan is founded on the prioritization of profitability and efficiency, as well as consolidated management conducted under the key themes of selection and concentration and separation of management and business execution.

Throughout our medium- and long-term plans we have continued to strive to become number one in a wide range of markets centered on our mainstay character merchandising. Under our current medium-term plan, our fundamental policies are geared to enabling us to become the top entertainment provider in the toys and lifestyle products, amusement and game software, media, hand-held game and network business areas. We are also committed to aggressively developing new areas of business and to entering new markets of toys and services through alliances and mergers and acquisitions with companies that boast leading-edge technologies, expertise and superior entertainment content.

Our strategies for the medium term are intensive development of the network business area, promotion of second-stage global character merchandizing, and original character creation. Specifically, in the network business area we established two new companies, Bandail GV Co.,Ltd.(October 2001) entering the online game market, and Bandai Channel Co., Ltd. (March 2002) for planning and development of broadband content, to join Bandai Networks Co., Ltd. (September 2000) which provides content for advanced-function mobile phones. In the international market we are successfully expanding as our characters from the *Power Rangers*, *Digimon* and *Gundam* series gain wide-spread popularity and we deploy a full array of toys, game software and video software. In addition we are investing in the animation company Ashi Production Co., Ltd., to build our core competence in character-based content. Overall Bandai continues with restructuring of the entire group for corporate strength as an ongoing endeavor.

E. Management organization policy

To enhance corporate governance and to ensure fair and highly transparent management processes we have introduced the operating officer system and are working for greater clarification of roles and responsibilities and timelier decision-making. We have also established a human resources committee to deliberate from a neutral and objective position on matters of personnel and compensation of the directors of Bandai and the representative directors of the group to make our managerial system stronger and healthier.

F. The challenge for Bandai Group

We now face complex, long-term challenges in the diversification of consumer needs, the reduction in the child population due to lower birth rates, and the requirements of environmental responsibility, particularly in product materials and recycling. We are actively addressing public concerns through comprehensive product material labeling and research in materials to allay consumer fears over product safety. In addition, in response to decreasing child population levels we are broadening the age range of our customer base and expanding into the international market. We are moving forward as a group to become the *number one entertainment provider* in all our business areas from toys to network business in this, the final year of our current medium-term plan.

III. Performance

A. Results

Overview:

(In millions of yen, rounded down)

	Net sales	Operating Income	Recurring Income	Net Income	Net Income per share	ROA (%)
Fiscal year ended March 31, 2002	227,930	20,764	21,992	10,643	217.62 yen	10.9
Fiscal year ended March 31, 2001	217,010	15,816	16,346	12,897	265.47 yen	7.7
Change in %	5.0	31.3	34.5	(17.5)	(18.0)	-

The stagnation of the Japanese economy deepened in the period under review due, among other factors, to the economic slow-down in the United States and decreased exports with slack global demand in information technology-related industries. Domestic corporate revenues were dragged down by the continuing depreciation of the yen and price devaluation, the stock market slumped and unemployment rates rose, all contributing to a harsh business environment in which already constricted consumer spending was tightened even more. Since April 2000 the major theme of selection and concentration in Bandai's medium-term plan has directed aggressive reorganization of group structure and measures to improve profitability and management practices. We are also actively working toward our goal of *number one entertainment provider* on multiple fronts including the international market and network business.

Consolidated net sales for the fiscal year were 227.930 billion yen, up 5.0% year on year.

Domestic operations accounted for 187.271 billion yen (up 2.3%), and overseas operations for 40.658 billion yen (up 20.1%). Consolidated operating income was 20.764 billion yen, up 31.3% year on year, recurring income was 21.992 billion yen, up 34.5%, and higher profitability was also reflected in an operating profit margin of 9.1%, a 1.8 point increase. Consolidated net income for the period was 10.643 billion yen, down 17.5%, primarily due to reductions in extraordinary income such as reserved profit in stock warrants from warrant bond redemption in the last fiscal year.

Gross assets at the end of the period under review were reduced due to the revaluation of land used for business in accordance with the Land Revaluation Law for the purpose of fairly valuing assets.

Annual dividends are 30 yen per share, with an interim dividend of 15 yen per share and a year-end dividend of 15 yen per share.


Net Sales
(In millions of yen)
300,000
200,000
100,000
0
1997
1998
1999
2000
2001
(FY)


Income
(In millions of yen)
30,000
20,000
10,000
0
(10,000)
(20,000)
Operating Income
Recurring Income
Net Income
1997
1998
1999
2000
2001
(FY)

Performance by business area:

(In millions of yen, rounded down)

	Net sales			Operating income		
	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2001	Increase (decrease)	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2001	Increase (decrease)
Toys and amusement	193,774	184,758	9,016	16,946	13,351	3,595
Media	28,574	26,130	2,444	4,756	2,316	2,439
Other areas	12,820	13,110	(290)	157	558	(401)

Toys and amusement area

The toys and amusement area recorded net sales of 193.774 billion yen for the fiscal year, up 4.9% year on year, and operating income of 16.946 billion yen, up 26.9%. Popular domestic products included character toys led by *Power Rangers Wild Force* and *Masked Rider Agito* and game software for the *From TV Animation onepiece* and *Gundam* series. Network business showed strong performance for content for advanced-function mobile phones provided by Bandai Networks Co., Ltd., and a drive to expansion has been launched with the establishment of two new companies: Bandai GV Co., Ltd. entering the online game market, and Bandai Channel Co., Ltd. for development of broadband content. Overseas, character toys for our mainstay *Power Rangers* series did well in both Europe and America, and Bandai Group original character *Digital Monsters* and *Gundam* toys, models and game software gained broad-based popularity, contributing significantly to sales and profits. The business area overall achieved increased revenue and profits.

Media area

The media area's net sales for the fiscal year were 28.574 billion yen, up 9.4% year on year, and operating income rose 105.3% to 4.756 billion yen. Bandai Visual's sales of DVD software contributed, led by the *Mobile Suit Gundam* series with strong loyalty from video fans, and gains in broad popularity for series such as *Cowboy Bebop* and *Ultraman*. Sunrise's animated productions *Inu-Yasha* and *Gekito! Crush Gear Turbo* are very popular television programs, and with commoditization across Bandai Group's various business areas have become 'killer content' for Bandai. In addition we invested in the animation company Ashi Production Co., Ltd. in November 2001 to strengthen our capacity in character-based content. All these factors resulted in strong performance in sales and profits, particularly in higher operating income.

Other business areas

Sales in the other business areas were 12.820 billion yen, down 2.2% from the previous fiscal year, and operating income was 157 million yen, down 71.8%. These areas are comprised of companies involved in distribution, leasing, printing and other support functions for the Bandai Group. Despite efforts in improving operational efficiency, revenues dropped with reductions in lease transactions.

<Reference>
Performance by business area

Toys and amusement area

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	247,357	192,699	173,808	184,758	193,774
Operating Income	23,080	(2,946)	7,941	13,351	16,946

Note: Business area classification was revised in FY 1999; therefore the figures for FY 1997 were calculated for comparative purposes and are unaudited.

Media area

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	40,399	37,576	28,639	26,130	28,574
Operating Income	(7,557)	(1,445)	(611)	2,316	4,756

Note: Business area classification was revised in FY 1999; therefore the figures for FY 1997 were calculated for comparative purposes and are unaudited.

Other business areas

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	1,941	4,316	13,592	13,110	12,820
Operating Income	139	209	741	558	157

Note: Business area classification was revised in FY 1999; therefore the figures for FY 1997 were calculated for comparative purposes and are unaudited.

BANDAI

Performance by region:

(In millions of yen, rounded down)

	Net sales			Operating income		
	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2001	Increase (decrease)	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2001	Increase (decrease)
Japan	190,831	186,531	4,300	16,672	15,280	1,392
America	28,341	22,445	5,896	2,193	945	1,248
Europe	12,084	7,193	4,891	1,949	493	1,456
Asia	20,008	18,231	1,777	708	481	227

Japan

Consolidated net sales for the region were 190.831 billion yen, up 2.3% year on year, and operating income was 16.672 billion yen, up 9.1%. Popular products included character toys led by *Power Rangers Wild Force* and game software for the *From TV Animation onepiece* series. Bandai Visual's sales of *Mobile Suit Gundam* series DVD software and Sunrise's animated production *Inu-Yasha* gained broad-based popularity, led by video fans, and contributed significantly to group sales. The network business showed strong performance in content for advanced-function mobile phones provided by Bandai Networks Co., Ltd., and a drive to expansion has been launched with the establishment of two new companies: Bandai GV Co., Ltd. entering the online game market, and Bandai Channel Co., Ltd. for development of broadband content. Overall, sales rose slightly and profits showed a strong increase over the last fiscal year.

America

Consolidated net sales in the United States and Canada were 28.341 billion yen, 26.3% up year on year, and operating income was 2.193 billion yen, up 132.1%. Despite the terrorist incident and the resulting element of uncertainty in consumer trends in the region, sales for the *Power Rangers* series significantly exceeded last year's. The series, now entering its ninth year in America, is continually renewed with fresh new concepts and promotional events. The third production of the *Digimon* series, "*Digimon Series 03*" began broadcast in August 2001, gaining popularity particularly in character toys. Its video game software sold 400,000 units, more than last fiscal year.

The *Gundam* series, in its second year, began broadcast of the original "*Mobile Suit Gundam*" in July 2001, and of the OVA production "*Mobile Suit Gundam: The 08th MS Team*", which are gaining high audience share. The promotional Gundam Invasion Tour used a tractor-trailer loaded with products and videos to visit 25 locations in the United States and increase recognition for *Gundam*. As a result awareness of *Gundam* action figures and model kits increased, and the product category of action figure model kits became established in the American market. Sales of video game software were strong as well, and total sales for the series were substantially above last year.

These factors led to strong sales and profit for the region, with a significant rise in operating income of 132.1%.

Europe

Sales for the region, which includes France, England, Spain and Germany, were 12.084 billion yen, up 68.0% year on year, and operating income was 1.949 billion yen, up 295.3%. The *Power Rangers* series of character toys were very successful. Action figures and hand-held LCD toys for the *Digimon* series were popular, and new products such as video game software and card games launched in France also contributed to sales. The *Gundam* series began TV broadcast this year, and we can anticipate increasing sales of figures and action figure model kits as in the American region. Overall sales and profits were good this fiscal year, rising significantly over last year.

Asia

Consolidated net sales were 20.008 billion yen, up 9.7% year on year, and operating income was 708 million yen, up 47.2%. The Asia market, including Hong Kong, Thailand and other countries, is for the most part composed of our toy manufacturing plants. Business activities focus on production management, materials procurement and the supply of products to the overseas retail subsidiaries and Bandai. Orders for Hong Kong products for America and Europe and Bandai were strong, supporting sales. In Thailand reductions in staff, disposal of a portion of manufacturing capacity and other restructuring measures were carried out to increase profitability and production efficiency. Sales and profits for the region as a whole were strong this period.

<Reference>
Performance by region:

Japan

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	243,129	200,892	181,132	186,531	190,831
Operating Income	16,129	5,534	7,424	15,280	16,672

America

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	27,735	20,924	20,173	22,445	28,341
Operating Income	(4,586)	(5,482)	(1,378)	945	2,193

Europe

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	15,107	8,750	5,420	7,193	12,084
Operating Income	756	(3,463)	39	493	1,949

Asia

(In millions of yen, rounded down)

	FY1997	FY1998	FY1999	FY2000	FY2001
Net Sales	26,678	21,849	13,835	18,231	20,008
Operating Income	3,363	(523)	(452)	481	708

B. Forecast for the next fiscal year

(In millions of yen, rounded down)

	Net sales	Recurring income	Net income	Net income per share	ROA (%)
Fiscal Year 2003	235,000	23,500	12,000	245.37yen	11.5
Fiscal Year 2002	227,930	21,992	10,643	217.62yen	10.9
Change in %	3.1	6.9	12.8	12.7	-

While it appears that the long slump in the economy may be bottoming out, at least in part, a quick recovery in employment and personal consumption will not be easy, and the current harsh business environment is expected to continue. In response Bandai Group is thoroughly implementing the principles of profitability and efficiency as mandated in our medium-term plan, now in its last year. At the same time we are moving ahead with diversifying our overseas business, focusing on character merchandizing, and aggressively expanding business through new business ventures, led by the network business area.

In Japan we are aggressively developing a broad range of products with our popular branded characters, led by *Gundam, Power Rangers(Ninpu Sentai Hurricanger)*and *Masked Rider Ryuki*, including toys and amusements, video game software, products for vending machines, candy toys and apparel. In addition the network business area promises to be even more successful in the future as we expand into online games and broadband content, building on the continuing popularity of our content service for advanced-function mobile phones.

In our overseas markets we will be following the success of our three major series characters Power Rangers, Digimon and Gundam with new developments such as our girl-oriented Strawberry Shortcake. We will also be doing test marketing of non-toy products such as products for vending machines, candy toys and apparel to build sales volumes through new characters and items.

As a result of our efforts on these fronts, we anticipate consolidated net sales for the next fiscal year to reach 235.000 billion yen, up 3.1% year on year, recurring income of 23.500 billion yen, up 6.9%, and net income of 12.000 billion yen, a 12.8% increase. In addition annual dividends of 30 yen per share are planned, including an interim dividend of 15 yen per share.

"Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments, market trends, and exchange rate fluctuations.

1. Financial status: overview

(In millions of yen, rounded down)

	Fiscal Year 2002	Fiscal Year 2001	Increase (decrease)
Total assets	197,424	205,557	(8,133)
Total liabilities	75,166	85,275	(10,108)
Total equity	107,304	107,217	87
Cash flows from operating activities	26,568	14,837	11,730
Cash flows from investing activities	(6,815)	(4,569)	(2,245)
Cash flows from financing activities	(18,760)	(29,349)	10,588
Cash and cash equivalent at the end of the period	45,005	41,136	3,868

1) Assets, liabilities and shareholders' equity at end of the fiscal year:

A revaluation of land for business use was conducted, resulting in a net difference of 11.766 billion yen between book value amount and revaluation amount, after deducting the amount allocated to deferred tax assets for land revaluation. Due to this and other factors, total assets decreased by 8.133 billion yen. Liabilities decreased by 10.108 billion yen, primarily due to reductions of 5.000 billion yen in bonds and 11.796 billion yen in loans. Shareholders' equity increased by 87 million yen, as the decrease of 11.766 billion yen from land revaluation was more than offset by increases such as net income for the period of 10.643 billion yen and an increase in foreign currency translation adjustment of 2.431 billion yen.

As a result, the equity ratio rose to 54.3% compared to 52.2% the last fiscal year, and consolidated ROA improved to 10.9% from last year's 7.7%.

2) Cash flows during the fiscal year:

Changes to cash and cash equivalents on a consolidated basis included a net increase of 2.295 billion yen from an increase in funds from operating activities of 26.568 billion yen, reduction in funds from investing activities of 6.815 billion yen and reduction in funds from financing activities of 18.760 billion yen. After the exchange adjustment for cash and cash equivalents and other adjustments, cash and cash equivalents at the end of the period were 45.005 billion yen.

The 26.568 billion yen increase in funds from operating activities, up 11.730 billion yen from the previous fiscal year, was comprised primarily of net income before tax adjustments of 20.493 billion yen (up 4% year on year) and increases from collection of trade receivables and accounts receivable-other.

Investing activities decreased funds by 6.815 billion yen, 2.245 billion more than during the last fiscal year, primarily due to increased expenses for repurchase agreements with maturities over 3 months that are being treated as payments for furnishing loans receivable.

Funds used in financing activities were down to 18.760 billion yen, 10.588 billion less than the last fiscal period. While repayments of loans payable were higher than last year, expenses for bond redemptions were 5.000 billion yen compared to 24.907 billion yen last period.

2. Financial status: outlook

Cash flows provided by operating activities are expected to increase with strong performance in the next fiscal year. Cash flows used in investing activities are expected to remain at approximately the same level of expenses as this year, while cash flows used in financing activities are anticipated to include expenses of at least 5.000 billion yen for redemption of bonds and 1.000 billion yen for repayment of loans. As a result, cash and cash equivalents at the end of the next fiscal year are estimated to increase over this period.

By efficient use of our assets and growth in earnings we project consolidated ROA to exceed this period and rise to 11.5%.

IV. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2002)		Prior fiscal year (As of March 31, 2001)		Change
	Amount	%	Amount	%	Amount
(Assets)					
CURRENT ASSETS	**126,966**	**64.3**	**121,017**	**58.9**	**5,948**
Cash and time deposits	39,106		42,258		
Notes & accounts receivable – trade	47,546		47,267		
Marketable securities	4,382		3,991		
Inventories	6,975		6,478		
Advance payments	6,168		6,835		
Short-term loans	10,481		—		
Deferred tax assets – current	6,049		5,547		
Other current assets	7,108		9,915		
Allowance for doubtful receivables	(852)		(1,276)		
FIXED ASSETS	**70,458**	**35.7**	**84,540**	**41.1**	**(14,082)**
Property, Plant and Equipment	38,980	19.7	58,028	28.2	(19,048)
Buildings and structures	13,390		13,974		
Machinery and equipment	980		959		
Tools and instruments	6,557		5,610		
Land	17,349		37,048		
Construction in progress	702		435		
Intangible Fixed Assets	2,952	1.5	2,880	1.4	72
Consolidated adjustments	181		—		
Other intangible fixed assets	2,770		2,879		
Investment and Other Assets	28,525	14.5	23,631	11.5	4,893
Investment in securities	12,586		13,124		
Long-term loans	606		917		
Deferred tax assets-non-current	3,755		4,312		
Deferred tax assets, land revaluation	8,520		—		
Other assets	3,836		6,385		
Allowance for doubtful receivables	(779)		(1,108)		
TOTAL ASSETS	**197,424**	**100.0**	**205,557**	**100.0**	**(8,133)**

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2002)		Prior fiscal year (As of March 31, 2001)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
CURRENT LIABILITIES	**62,208**	**31.5**	**67,409**	**32.8**	**(5,200)**
Notes and accounts payable – trade	28,135		27,720		
Short-term bank loans	4,023		15,991		
Current maturities of long-term debt	5,000		5,000		
Account payable - other	14,913		11,559		
Accrued income taxes	4,956		2,529		
Accrued bonus	—		1,884		
Other current liabilities	5,179		2,723		
FIXED LIABILITIES	**12,958**	**6.6**	**17,866**	**8.7**	**(4,907)**
Bonds	10,000		15,000		
Long-term debt	398		226		
Accrued retirement and severance benefits	743		990		
Officers' retirement allowance reserve	1,171		1,058		
Other fixed liabilities	644		590		
TOTAL LIABLITIES	**75,166**	**38.1**	**85,275**	**41.5**	**(10,108)**
(Minority Interests)					
Minority interests	14,952	7.6	13,064	6.3	1,887
(Shareholders' Equity)					
Common stock	23,626	12.0	23,626	11.5	—
Capital surplus	22,959	11.6	22,959	11.2	—
Difference on revaluation	(11,766)	(6.0)	—	—	(11,766)
Consolidated retained earnings	68,584	34.7	58,706	28.6	9,877
Other valuation differences of securities	1,643	0.8	2,129	1.0	(485)
Foreign currency translation adjustment	2,320	1.2	(111)	(0.1)	2,431
Treasury stock	(62)	—	(93)	—	30
Total Shareholders' Equity	**107,304**	**54.3**	**107,217**	**52.2**	**87**
Total Liabilities, Minority Interests and Shareholders' Equity	**197,424**	**100.0**	**205,557**	**100.0**	**(8,133)**

(2) Consolidated Statements of Income

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)		Prior fiscal year (April 1, 2000 to March 31, 2001)		Change
	Amount	%	Amount	%	Amount
Net Sales	**227,930**	**100.0**	**217,010**	**100.0**	**10,920**
Cost of Sales	**137,063**	**60.1**	**137,092**	**63.2**	**(28)**
Gross Profit	**90,866**	**39.9**	**79,917**	**36.8**	**10,948**
Selling, General and Administrative Expenses	**70,101**	**30.8**	**64,101**	**29.5**	**6,000**
Operating Income	**20,764**	**9.1**	**15,816**	**7.3**	**4,948**
Non-operating Income	**2,056**	**0.9**	**2,393**	**1.1**	**(337)**
Interest income	526		386		
Profit on sale of securities	51		13		
Rental income	336		286		
Profit from foreign currency exchange rate	252		109		
Investment income applied by the equity method	381		504		
Other	507		1,092		
Non-operating Expenses	**828**	**0.4**	**1,862**	**0.9**	**(1,034)**
Interest expense	623		1,123		
Other non-operating expenses	205		739		
Recurring Income	**21,992**	**9.6**	**16,346**	**7.5**	**5,645**

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)		Prior fiscal year (April 1, 2000 to March 31, 2001)		Change
	Amount	%	Amount	%	Amount
Extraordinary Income	**1,982**	**0.9**	**8,406**	**3.9**	**(6,424)**
Gain on sale of fixed assets	566		18		
Gain on sale of investments in securities	109		215		
Gain on sale of equities of affiliated companies	533		3,454		
Gain on liquidation of affiliated companies	500		—		
Joint venture compensation	136		—		
Gain on transfer of insurance business	95		—		
Reserved profit in stock warrants	—		3,823		
Reserved allowance for doubtful receivables	40		411		
Reserved allowance for prior service cost	—		399		
Other	—		84		
Extraordinary Loss	**3,480**	**1.5**	**5,052**	**2.3**	**(1,571)**
Loss on sale of fixed assets	154		908		
Loss on disposal of fixed assets	1,127		835		
Loss on valuation of fixed assets	—		1,893		
Extraordinary retirement payment	265		309		
Loss on capital investment in movie investment association	265		—		
Settlement money	260		—		
Loss on sales of investments in securities	35		—		
Loss on sale of affiliates' stock	—		59		
Loss on disposal of affiliated companies	80		15		
Loss on write-down of investments in securities	1,153		82		
Loss on write-down of investments in shares of affiliated companies	10		63		
Loss on write-down of guarantee money deposited	93		260		
Increase in allowance for doubtful receivables	33		623		
Net Income before Income Taxes	**20,493**	**9.0**	**19,700**	**9.1**	**793**
Corporate Income, Inhabitant and Enterprise Taxes	**8,197**	**3.6**	**4,637**	**2.2**	**3,560**
Tax Adjustments	**647**	**0.3**	**1,232**	**0.6**	**(585)**
Minority Interests	**1,005**	**0.4**	**933**	**0.4**	**72**
Net Income (Loss)	**10,643**	**4.7**	**12,897**	**5.9**	**(2,253)**

(3) Consolidated Statements of Retained Earnings

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)		Prior fiscal year (April 1, 2000 to March 31, 2001)	
	Amount		Amount	
Consolidated Retained Earnings at the Beginning of the Period		**58,706**		**46,738**
Increase in Consolidated Retained Earnings				
Increase in retained earnings by allocation of shares of consolidated subsidiary to third party	895	895	602	602
Decrease in Consolidated Retained Earnings				
Cash dividend	1,466		1,453	
Bonus to officers	194	1,661	78	1,531
Net Income (loss)		**10,643**		**12,897**
Consolidated Retained Earnings at the End of the Period		**68,584**		**58,706**

(4) Consolidated Statement of Cash Flows

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)	Prior fiscal year (April 1, 2000 to March 31, 2001)
I. Cash Flows from Operating Activities		
Net income before tax adjustments	20,493	19,700
Depreciation	6,504	6,431
Amortization of consolidation goodwill	57	259
Increase (decrease) in allowance for doubtful receivables	(781)	(163)
Increase (decrease) in accrued bonus	(1,895)	322
Decrease in accrued retirement and severance cost	(247)	(1,011)
Increase in estimated liability for retirement gratuities to officers	91	127
Interest and dividend income	(595)	(453)
Interest expense	623	1,123
Foreign exchange loss (gain)	(184)	(68)
Loss (gain) on sale of marketable securities	(51)	(13)
Loss on disposal of fixed assets	1,127	835
Loss(gain) on valuation of fixed assets	—	1,893
Reduction in stock warrants	—	(3,823)
Equity in earnings (loss) in non-consolidated subsidiaries and associated companies accounted for by the equity method	(381)	(504)
Loss (Gain) on sale of fixed assets	(412)	890
Loss (Gain) on sale of investments in securities	(607)	(3,609)
Loss on write-down of investments in securities	1,163	146
Decrease (increase) in notes and accounts receivable—trade	2,337	(8,578)
Decrease (increase) in inventories	372	196
Increase (decrease) in notes and accounts payable—trade	(1,732)	1,883
Increase (decrease) in consumption tax payable	(66)	249
Payment of bonus to officers	(230)	(92)
Other	6,756	4,107
Subtotal	**32,342**	**19,848**
Amount of interest and dividends received	698	516
Amount of interest paid	(646)	(1,759)
Amount of income and other taxes paid	(5,826)	(3,767)
Net cash provided by operating activities	**26,568**	**14,837**

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)	Prior fiscal year (April 1, 2000 to March 31, 2001)
II. Cash Flows from Investing Activities		
Payments for deposit in time deposits	(3,820)	(2,937)
Proceeds from withdrawal from time deposits	5,552	162
Payments for acquisition of property, plant and equipment	(5,977)	(5,422)
Proceeds from sale of property, plant and equipment	1,133	635
Payments for acquisition of investments in securities	(1,998)	(3,152)
Proceeds from sale of investments in securities	3,880	5,922
Payments for purchase of consolidated company stock	(57)	—
Proceeds from sale of shares in subsidiaries involving a change in the scope of consolidation	—	309
Payments for furnishing loans receivable	(10,528)	(334)
Proceeds from collection of loans receivable	5,209	1,826
Other	(209)	(1,580)
Net cash provided by (used in) investing activities	**(6,815)**	**(4,569)**
III. Cash Flows from Financing Activities		
Net increase (decrease) in short-term loans payable	(7,608)	(4,265)
Proceeds from furnished long-term loans payable	1,000	200
Payments for repayment of long-term loans payable	(7,187)	(2,477)
Payments for redemption of bonds	(5,000)	(24,907)
Proceeds from minority shareholders' subscription	1,692	2,749
Proceeds from sale of treasury stock	96	1,011
Amount of cash dividends paid	(1,466)	(1,453)
Amount of cash dividends paid to minority shareholders	(287)	(206)
Net cash provided by (used in) financing activities	**(18,760)**	**(29,349)**
IV. Exchange Adjustment for Cash and Cash Equivalents	**1,303**	**342**
V. Net Increase (Decrease) in Cash and Cash Equivalents	**2,295**	**(18,739)**
VI. Cash and Cash Equivalents at the Beginning of the Period	**41,136**	**59,876**
VII. Increase in Cash and Cash Equivalents Resulting from Inclusion in the Scope of Consolidation	**1,573**	—
VIII. Cash and Cash Equivalents at the End of the Period	**45,005**	**41,136**

I Important Information Constituting the Basis of Preparation of Financial Statements

1. Information Concerning the Scope of Consolidation

(1) Consolidated subsidiaries:

A total of 29 subsidiaries are included in the scope of consolidation: their names are not listed here but in Section 1. "Information on the Bandai Group of Companies". Seika Co., Ltd., which had been accounted for as an unconsolidated subsidiary under the equity method, is now included in the scope of consolidation due to an increase in materiality, and BHK TRADING LTD. was newly established in the fiscal year under review.

Sanko Shoji Co., Ltd.., which had been accounted for as an associated company to which the equity method was not applied, is now included in the scope of consolidation due to additional acquisition of stock. Sanko Shoji Co., Ltd., which merged with Bandai's wholly owned subsidiary Tokyo Maxim Co., Ltd. on March 1, 2002, renamed Sunlink Co., Ltd., and after the date of merger is reported only in the consolidated balance sheet.

Unifive Co., Ltd., which had been a consolidated subsidiary, merged with Banpresto Co., Ltd. and until the date of merger is reported in the consolidated statements of income and cash flows. B.G. Toys & Entertainment GmbH was liquidated as of February 28, 2002, and until the date of liquidation is reported in the consolidated statements of income and cash flows.

Bandai Music Entertainment Inc. and ON STAR INDUSTRIAL CO., LTD. were liquidated in the previous fiscal year, and all stock owned in B-FACTORY Co., Ltd. and Be STACK Co., Ltd. was sold, so that these companies were excluded from the scope of consolidation.

(2) Non-consolidated subsidiaries:

Twelve of the Company's subsidiaries, including Sunrise Interactive, are excluded from the scope of consolidation because total assets, sales and net income (the equity therein) and retained earnings (the equity therein) would not have a material impact on the consolidated financial statements.

2. Information Concerning Application of the Equity Method

(1) Application of equity method:

Two associated companies are accounted for by the equity method; Happinet Corp. and Sotsu Agency Co., Ltd., which is newly included in equity method accounting this fiscal year due to an increase in materiality. All stock owned in THE UPPER DECK CO., LLC., THE UPPER DECK INTERNATIONAL LLC. and UPPER DECK AUTHENTICATED LTD., a LLC. were sold in the prior fiscal year and the companies were excluded from equity method accounting.

(2) Non-consolidated subsidiaries and affiliated companies to which equity method was not applied:

The equity method was not applied to 12 non-consolidated subsidiaries because such treatment would have only an immaterial impact on the Group's consolidated net income and consolidated retained earnings.

3. Information Concerning the Fiscal Year Ending Dates for Consolidated Subsidiaries

(1) Consolidated Subsidiaries with Fiscal Year End of March 31:

Banpresto Co., Ltd., Bandai Networks Co., Ltd. and Banpresoft Co., Ltd.

(2) Consolidated subsidiaries with Fiscal Year End of February 28(29) :

Bandai Visual Co., Ltd., Megahouse Corp., Yutaka Co., Ltd., Sunrise Inc., Seika Co.,Ltd., Bandai Logipal Inc., Banalex Corp., Banwave Co., Ltd., Bec Co., Ltd., Seeds Co., Ltd., Plex Co., Ltd., Sunlink Co., Ltd. and Unifive Co., Ltd.

Banalex Corp. changed its fiscal year end date from December 31 to February 28 (29), and

Banwave Co., Ltd. changed its fiscal year end date from January 31 to February 28 (29). As these companies carried out settlements on February 28, 2002 for periods of 14 and 13 months respectively, those statements were used. The impact on the consolidated statements from these changes was negligible.

(3) Consolidated subsidiaries with Fiscal Year End of January 31:

Artpresto Co., Ltd. and Bandai Automobile Co., Ltd.

(4) Consolidated subsidiaries with Fiscal Year End of December 31:

Bandai America Inc., Bandai Entertainment Inc., Bandai S.A., Bandai U.K. Ltd., Bandai Espana S.A., Bandai (H.K.) Co., Ltd., Banpresto (H.K.) Ltd., BHK TRADING LTD., BANDAI INDUSTRIAL CO., LTD., Bandai Pte. Ltd., B.G.Toys & Entertainment GmbH

Because the fiscal year ending date for consolidated purposes and those for the above subsidiaries are within three months, the financial statements for the above companies are used as a basis for consolidation. Statements are adjusted for material dealings taking place between such individual companies' fiscal year end dates and the consolidated fiscal year end date.

4. Information Concerning Accounting Policies

(1) Significant valuation basis and method of assets

(i) Marketable securities:

Bonds to be held to maturity:

Stated at amortized cost

Other securities:

Securities with market values:

- Stated at market value using, among others, market prices on fiscal year end dates. (Valuation differences are reflected directly in shareholders' equity and cost of sale is calculated through the moving average method.).

Securities without market values:

- Stated at cost based on the moving average method.

(ii) Derivative trading:

Stated using market price method.

(iii) Inventories:

The Company and domestic consolidated subsidiaries:

Stated at cost under the gross average method.

Overseas consolidated subsidiaries:

Generally stated at the lower of cost or market, under the first-in first-out (FIFO) method.

(2) Significant Depreciation Methods for:

(i) Property, plant and equipment:

The Company and domestic consolidated subsidiaries:

- Generally the declining balance method is used.
- However, for buildings (excluding equipment attached thereto) acquired on or after April 1, 1998, depreciation is determined by the straight-line method.
- Useful life of buildings and structures is 3 to 50 years.

Overseas consolidated subsidiaries:

- Generally the straight-line method, using useful life of building and structures of 2 to 50 years.

(ii) Intangible fixed assets:

The straight-line method is used. Useful life of software used internally is 2 to 5 years.

(3) Accounting for Deferred Assets:

The total amount of stock issue expenses is accounted for as expense when incurred.

(4) Significant Basis of Recognition for Provisions

(i) Allowance for doubtful receivables:

In order to be prepared for potential losses due to bad debts, historical credit loss ratios are used for ordinary receivables.

Uncollectible amounts are recorded based on individual consideration of the account's potential for collection for receivables clearly at risk and receivables from companies under bankruptcy or reorganization processes.

(ii) Accrued retirement and severance benefits:

To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the consolidated fiscal year in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).

(iii) Officers' retirement allowance reserve:

The Company and domestic consolidated subsidiaries record the amounts payable in accordance with their internal rules if all directors and corporate auditors would have retired at the end of the fiscal year.

(5) Significant Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:

Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at consolidated fiscal year end, and resulting gains or losses are included in income.

Assets and liabilities of foreign subsidiaries are translated at spot exchange rates prevailing at fiscal year end while revenues and expenses of the same are translated at the average rates for the periods. The differences resulting from such translation are reported in "Minority Interests" and "Foreign Currency Translation Adjustment," a separate component in total shareholders' equity.

(6) Significant Accounting Policies for Lease Transactions:

The Company and domestic consolidated subsidiaries account for financing lease transactions other than those in which titles to leased property are transferred to lessees by applying thereto such accounting treatment as is applicable to ordinary lease transactions, whereas foreign consolidated subsidiaries in general adopt such treatment as is applicable to ordinary sale and purchase transactions.

(7) Significant Accounting Policies for Hedging:

(i) Accounting for hedging:

The Company used deferred hedge accounting.

The allocation method is used for forward exchange contracts when appropriate, and special accounting treatment is used for interest swaps when appropriate.

(ii) Hedging instruments and hedged items:

Hedging instruments: forward exchange contracts and interest swaps.

Hedged items: liabilities, scheduled transactions and interest on borrowings denominated in foreign currencies.

(iii) Hedging policies:

For the purpose of reducing risks arising from fluctuations in exchange rates and interest rates involved in operational and financing activities.

(iv) Method of assessing the effectiveness of hedging:

The effectiveness of a hedging transaction is in principal determined by comparing the cumulative change in the cash flows or market movement of the hedged item and that of the hedging instrument from the start of hedging to the time of assessing the effectiveness thereof .

However, if important conditions are common for the hedging instrument and the hedged asset, liability, or scheduled transaction, no such determination is made because it is apparent that 100% effectiveness in hedging was achieved.

(8) Accounting treatment of consumption tax:

Consumption tax is accounted for separately and is not included in each account.

5. Valuation of Consolidated Subsidiary Assets and Liabilities

Assets and liabilities of consolidated subsidiaries are valued by the full market value method.

6. Amortization of Consolidated Adjustments

Consolidated adjustments are amortized on a straight-line basis over 5 years.

7. Appropriation of Retained Earnings

The consolidated statement of retained earnings is based on the profit appropriations of consolidated companies settled during the consolidated fiscal year.

8. Scope of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents include cash on hand, deposits on demand, and short-term, highly liquid investments with maturities of three months or less at the date of acquisition that are readily convertible to cash and are subject to only insignificant risk of changes in value.

II Additional Information

Accounting for Bonuses

In the past bonuses to be paid to employees had been recorded as Accrued Bonus, but with the publication of Research Center Review Information No. 15 "Concerning Financial Statement Titles to be Used for Accrued Bonus for Employees" (JIPCA, February 14, 2001), these amounts are now being recorded as accrued expenses and are classified as Other Current Liabilities on the consolidated balance sheet. The applicable amount included in Other Current Liabilities for this consolidated period is 2.167 billion yen.

Ⅲ Notes

(Notes to Consolidated Balance Sheets)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
1. Accumulated Depreciation of Property, Plant and Equipment ..	40,565	38,046
2. Investments in shares of consolidated subsidiaries and affiliated companies investments in securities (shares)	5,321	4,831
3. Assets Offered as Security and Secured Debts		
Cash and time deposits	80*	80*
Buildings and structures	407	376
Land	924	745
Total...	1,412	1,201

* These amounts are offered as security upon acceptance of the guarantees of payments.

Secured Debts		
Short-term bank loans...	82	49
Long-term debt...	173	76
Total...	256	126
4. Guaranteed Obligations and Quasi-Guarantee Acts		
Company Name		
Sunlink Co., Ltd..	—	563
(formerly Sanko Shoji Co.,Ltd)......................................		(including 163*)
K.K. Maxim Hokkaido..	160*	140*
Total...	160	703

*These amounts are covered by quasi-guarantee acts (submission of management directive memorandums)

5. Treatment of notes due at the end of the current fiscal year

For treatment of consolidated notes due at the end of the current fiscal year, the settlement of notes have been processed as of the day of exchange. As each end of the current and prior fiscal years was a financial holiday, the two accounts below have been included in notes due.

(In millions of yen, rounded down)

Notes and accounts receivable - trade.....................................	546	696
Notes and accounts payable - trade	199	422

6. Repurchase Agreements

9.996 billion yen of repurchase agreements have been included in “Short-term Loans” in current assets at the end of the current fiscal year and consequently the Company holds CP as pledged assets. The market value there of at the end of the current fiscal year was 9.998 billion yen.

7. Land Revaluation

Land used for business was revaluated in accordance with the Land Revaluation Law (Law No. 34, March 31, 1998) and the difference on revaluation is included in shareholders' equity.

Revaluation method:	In order to calculate land values that form the basis of land tax calculations as set forth in Article 16 of the Land Price Tax Law (Law No. 69, May 2, 1991), stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, March 31, 1998), the Company made rational adjustments, such as to prices by distance from road, based upon the procedure stipulated and promulgated by the Director of the National Tax Agency.
Revaluation date:	March 31, 2002
Book value of land for business use before revaluation:	33.003 billion yen
Book value of land for business use after revaluation:	12.717 billion yen

(Notes to Consolidated Statements of Income)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
1. Major Components of Selling, General and Administrative Expenses		
Advertisement expense	20,410	17,817
Compensation to officers and employee salaries and benefits	14,176	11,545
Increase in allowance for accrued bonus	—	1,265
Increase in allowance for accrued retirement and severance benefits	394	493
Increase in allowance for officers' retirement allowance reserve	224	191
Research and development expense	14,310	13,807
Increase in allowance for doubtful receivables	397	345

*Until now, amounts due to be paid to employees as bonuses had been recorded as increase in allowance for accrued bonus. However, as noted under additional information, the Company started recording them as accrued expenses in the current fiscal year. With this change, the decision was also taken to include them under compensation to officers and employee salaries and benefits under selling, general and administrative expenses. The amount included under compensation to officers and employee salaries and benefits for the current fiscal year came to 1,553 million yen.

2. Total of research and development expense (included in selling, general and administrative expenses)	14,310	13,807

(Notes to Consolidated Statement of Cash Flows)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
1. Relationship between cash and cash equivalents at the end of the fiscal year and the amounts of accounts on the consolidated balance sheet		
Cash and deposits	39,106	42,258
Marketable securities	4,382	3,991
Total	43,489	46,249
Time deposits with maturities exceeding three months	(3,458)	(5,113)
Current maturities of bonds to be held to maturity	(24)	—
Repurchase agreements (Short-term loans in current assets)	4,999	—
Cash and cash equivalents	45,005	41,136

2. Main components of assets and liabilities gain through acquisition of stock in consolidated subsidiary during the current fiscal year

Sunlink Co., Ltd.	Ended March 1, 2002
Current assets	2,920
Fixed assets	1,052
Total assets	3,972
Current liabilities	2,863
Fixed liabilities	1,213
Total liabilities	4,077

① Information by Segment

1. Information by Business Area

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2001 to March 31, 2002					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(I) Net Sales and Operating Income:						
Net sales						
(1) Sales to outside customers	193,264	28,162	6,503	227,930	—	227,930
(2) Inter-segment sales or transfers	510	411	6,317	7,239	(7,239)	—
Total	193,774	28,574	12,820	235,169	(7,239)	227,930
Operating expenses	176,827	23,818	12,663	213,309	(6,143)	207,165
Operating income (loss)	16,946	4,756	157	21,860	(1,095)	20,764
(II) Assets, depreciation expense and capital expenditures:						
• Assets	137,320	23,062	12,525	172,908	24,515	197,424
• Depreciation expense	4,763	553	1,074	6,391	112	6,504
• Capital expenditures	4,374	673	1,876	6,924	288	7,212

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2000 to March 31, 2001					
	Toys and Amusement	Media	Other	Total	Elimination or All Group	Consolidated
(I) Net Sales and Operating Income:						
Net sales						
(1) Sales to outside customers	184,375	25,779	6,855	217,010	—	217,010
(2) Inter-segment sales or transfers	383	350	6,255	6,989	(6,989)	—
Total	184,758	26,130	13,110	223,999	(6,989)	217,010
Operating expenses	171,406	23,814	12,551	207,772	(6,578)	201,193
Operating income (loss)	13,351	2,316	558	16,227	(411)	15,816
(II) Assets, depreciation expense and capital expenditures:						
• Assets	121,266	20,111	11,168	152,546	53,010	205,557
• Depreciation expense	4,620	430	1,177	6,229	132	6,362
• Capital expenditures	5,664	161	1,278	7,104	3	7,107

Notes: 1 The "business area" classification is in accordance with the classification adopted for internal management purposes.

2 Main products of each business area

(1) Toys and amusement area: toys, models, candy toys, toys for vending machines, children's apparel and household goods, stationery, game machines, game software, amusement equipment and prize items, operation of amusement facilities network content, etc.

(2) Media area: visual software, animation, etc.

(3) Other areas: transportation and warehousing of products, maintenance and sale of automobiles, insurance agency business, leasing, real estate management, printing, etc.

3 Of operating expenses, the unallocatable amounts included in "elimination or all group" were 1,428 million yen for the current fiscal year and 1,050 million yen for the prior fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

4 All group assets included in "elimination or all group" were 39,990 million yen for the current fiscal year and 53,010 million yen for the prior fiscal year. Primarily, these were surplus working capital (cash and time deposits), long-term investment funds (investments in securities) and administrative assets.

5 As stated in the notes to the consolidated balance sheets, land used for business was revaluated in accordance with the Land Revaluation Law in the current fiscal year. Consequently, assets in the toy and amusement area rose 276 million yen and total assets for the Company decreased 12,043 million yen.

2. Information by Place-of-Business Segment

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2001 to March 31, 2002						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales and Operating Income:							
Net sales							
(1) Sales to outside customers	187,271	27,549	12,084	1,024	227,930	—	227,930
(2) Inter-segment sales or transfers	3,560	792	—	18,983	23,336	(23,336)	—
Total	190,831	28,341	12,084	20,008	251,266	(23,336)	227,930
Operating expenses	174,159	26,148	10,134	19,300	229,742	(22,577)	207,165
Operating income (loss)	16,672	2,193	1,949	708	21,523	(758)	20,764
(II) Assets	122,873	20,991	12,032	11,077	166,974	30,449	197,424

(In millions of yen, rounded down)

	Prior Fiscal Year April 1, 2000 to March 31, 2001						
	Japan	America	Europe	Asia	Total	Elimination or All Group	Consolidated
(I) Net Sales and Operating Income:							
Net sales							
(1) Sales to outside customers	183,151	22,439	7,176	4,243	217,010	—	217,010
(2) Inter-segment sales or transfers	3,380	5	16	13,988	17,391	(17,391)	—
Total	186,531	22,445	7,193	18,231	234,401	(17,391)	217,010
Operating expenses	171,250	21,500	6,700	17,750	217,201	(16,007)	201,193
Operating income (loss)	15,280	945	493	481	17,200	(1,384)	15,816
(II) Assets	120,178	18,780	9,034	4,553	152,546	53,010	205,557

Notes: 1. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) North America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand

2. Of operating expenses, the unallocatable amounts included in "elimination or all group" were 1,428 million yen for the current fiscal year and 1,050 million yen for the fiscal year. Main components of these amounts include expenses incurred in the Company's general affairs and other administrative sections.

3. All group assets included in "elimination or all group" were 39,990 million yen for the current fiscal year and 53,010 million yen for the prior fiscal year. Primarily, these were surplus working capital (cash and time deposits), long-term investment funds (investments in securities) and administrative assets.

4. As stated in the notes to the consolidated balance sheets, land used for business was revaluated in accordance with the Land Revaluation Law in the current fiscal year. Consequently, assets in Japan rose 276 million yen and total assets for the Company decreased 12,043 million yen.

3. Foreign Sales

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2001 to March 31, 2002			
	America	Europe	Asia	Total
(I) Net Foreign Sales:	28,074	12,198	6,802	47,076
(II) Net Consolidated Sales:	—	—	—	227,930
(III) Ratio of net foreign sales to net consolidated sales:	12.3%	5.4%	3.0%	20.7%

(In millions of yen, rounded down)

	Current Fiscal Year April 1, 2000 to March 31, 2001			
	America	Europe	Asia	Total
(I) Net Foreign Sales:	25,634	7,482	5,687	38,804
(II) Net Consolidated Sales:	—	—	—	217,010
(III) Ratio of net foreign sales to net consolidated sales:	11.8%	3.4%	2.6%	17.9%

Notes: 1. Net foreign sales is defined as total net sales by the Company and its consolidated subsidiaries in countries and areas other than Japan.

2. Method of Classification of Countries and Areas by Segment and Main Countries Belonging to Each Segment

(1) Classification of countries and areas by segment is based on geographical proximity.

(2) Main countries or areas included in each segment

(i) America: the United States, Canada

(ii) Europe: France, the United Kingdom, Spain

(iii) Asia: Hong Kong, Singapore, Thailand, South Korea, Australia

② Notes Related to Lease Transactions

1. Lessee Side

(1) Finance lease transactions other than those in which titles to leased property are transferred to lessees.

(i) Amounts corresponding to acquisition cost, accumulated depreciation and year-end balance of leased property

(In millions of yen, rounded down)

Current Fiscal Year (ended March 31, 2002)

	Property, plant and equipment		Intangible fixed assets	Total
	Tools, appliances and fixtures	Other	Software	
Amount corresponding to acquisition cost	325	13	455	794
Amount corresponding to accumulated depreciation	197	8	264	470
Amount equivalent to year-end balance	127	5	190	323

Prior Fiscal Year (ended March 31, 2001)

	Property, plant and equipment		Intangible fixed assets	Total
	Tools, appliances and fixtures	Other	Software	
Amount corresponding to acquisition cost	187	—	537	724
Amount corresponding to accumulated depreciation	74	—	240	315
Amount equivalent to year-end balance	112	—	296	409

Note: Amounts corresponding to acquisition costs are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the year is small.

(ii) Amount corresponding to the balance of unaccrued lease rent at the end of the year

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Payable within one year	147	141
Payable after one year	176	267
Total	323	409

Note: Amounts corresponding to the balance of unaccrued lease rent at the end of the year are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of property, plant and equipment at the end of the year is small.

(iii) Lease rent paid and the amount corresponding to depreciation

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Lease rent paid	161	191
Amount corresponding to depreciation	161	191

(iv) Computation of the amount corresponding to depreciation

Depreciation is determined by the straight-line method using lease periods for useful lives and zero for residual values.

(2) Operating lease transactions.

(i) Unaccrued lease rent

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Payable within one year	244	275
Payable after one year	235	457
Total	479	732

2. Lessor Side

(1) Finance lease transactions other than those in which titles to leased property are transferred to lessees.

(i) Acquisition cost, accumulated depreciation and year-end balance of leased property included in fixed assets

(In millions of yen, rounded down)

Current Fiscal Year (ended March 31, 2002)

	Property, plant and equipment		Intangible fixed assets	Total
	Tools, appliances and fixtures	Other	Software	
Acquisition cost	551	77	36	665
Accumulated depreciation	107	36	7	151
Year-end balance	444	41	28	514

Prior Fiscal Year (ended March 31, 2001)

	Property, plant and equipment		Intangible fixed assets	Total
	Tools, appliances and fixtures	Other	Software	
Acquisition cost	1,002	58	24	1,086
Accumulated depreciation	815	32	16	864
Year-end balance	186	26	8	221

(ii) Amount corresponding to the balance of unearned lease rent at the end of the year

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Payable within one year	148	187
Payable after one year	449	86
Total	598	273

(Note) Amount corresponding to the balance of lease rent payable is calculated inclusive of assumed interest income because the ratio of the total balance of unearned lease rent and the total estimated remaining values to the total balance of trade receivables at the end of the year is small.

(iii) Lease rent received and depreciation

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Lease rent received	100	423
Depreciation	81	357

(2) Operating lease transactions

(i) Unaccrued lease rent

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Payable within one year	12	16
Payable after one year	12	14
Total	25	30

③ Related Party Transactions for the Current Fiscal Year (April 1, 2001 to March 31, 2002)

(1) Officers and individual shareholders

Category	Director	Close relative of officer
Name	Koji Yanase	Masatoshi Higashi
Address	-	-
Occupation	Auditor the Company Attorney	Tax accountant Father of Satoshi Higashi, Director
Transaction	Attorney retainer and expenses	Accountant fees
Amount	19 million yen	2 million yen
Accounts	-	-

Note: The transaction amounts above do not include consumption tax.

(2) Subsidiaries

Category	Associated company
Name	Happinet Corp.
Location	Taito-ku, Tokyo
Capital	2,751 million yen
Business	Wholeselling of video games and amusement-related merchandise
Voting rights held	Direct 21.7%, indirect 0.5%
Relationship	1) Managerial relationships: - 2) Business relationships: sales agent for the Company
Transaction	Sales of goods for the Company (note 3)
Amount	20,120 million yen
Accounts	Accounts receivable-trade, balance 1,428 million yen Accrued expense, balance 24 million yen
Category	Subsidiary of Associated company
Name	Happinet JP Corp.
Location	Taito-ku, Tokyo
Capital	54 million yen
Business	Selling of toys and video game-related products
Voting rights held	-
Relationship	1) Managerial relationships: - 2) Business relationships: sales agent for the Company
Transaction	Sales of goods for the Company (note 3)
Amount	14,266 million yen
Accounts	Accounts receivable-trade, balance 5,235 million yen Accounts receivable-other, balance 4 million yen Accrued expense, balance 30 million yen

Notes:
1. The transaction amounts above do not include consumption tax, while the balances of accounts receivable-trade, other accounts receivables and accrued expense at the end of the period include consumption tax
2. Happinet JP Corp. is a subsidiary of Happinet Corp.
3. The transactions with Happinet Corp. and Happinet JP Corp. are conducted under the same conditions as our other customers

④ Tax Effect Accounting

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)
(1) Significant components of deferred tax assets and liabilities (consolidated)	
Deferred tax assets:	
Excess depreciation of fixed assets	4,422
Inventory valuation loss	1,970
Tax loss carry forward	1,589
Marketable securities valuation loss	1,393
Prepaid research and development expense	1,008
Excess allowance for doubtful receivables	923
Deferred excess depreciation of assets	644
Accrued bonuses	623
Accrued enterprise tax	589
Allowance for retirement benefits for officers	492
Allowance for retirement benefits	255
Other	1,810
Sub total deferred tax assets	15,722
Valuation allowance	(2,333)
Total deferred tax assets	13,388
Deferred tax liabilities:	
Other securities valuation gain	(1,354)
Retained earnings of foreign subsidiaries	(1,847)
Reserve for depreciation of fixed assets	(255)
Other	(204)
Total deferred tax liabilities	(3,661)
Net deferred tax assets	9,726
Net deferred tax assets are reported on the consolidated balance sheet as:	
Current assets - Deferred tax assets	6,049
Fixed assets - Deferred tax assets	3,755
Fixed liabilities - Other (deferred tax liabilities)	(77)

Note: In addition to the above, 8,520 million yen of deferred tax assets due to land revaluation is recorded as "Deferred tax assets, land revaluation".

(2) Principal reasons for significant differences between normal effective statutory tax rate and the actual effective tax rate after application of tax effect accounting:	
Effective statutory tax rate	42.0%
(Adjustments)	
Change in valuation reserve	1.3
Permanent nondeductible expense such as entertainment expense	1.0
Inhabitants tax lump-sum payments	0.3
Amortization of consolidation adjustments	0.1
Investment gains by the equity method	(0.8)
Other	(0.7)
Actual effective tax rate after application of tax effect accounting	43.2

⑤ Securities

1. Securities with Market Prices

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)			Prior fiscal year (ended March 31, 2001)		
(1)Bonds Held to Maturity (Market price exceeds balance sheet amount)	Balance Sheet	Market Price	Difference	Balance Sheet	Market Price	Difference
Government and Local Government Bonds, etc	9	9	—	9	9	—
Corporate Bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Subtotal	9	9	—	9	9	—
(Market price does not exceed balance sheet amount)						
Government and Local Government Bonds, etc	—	—	—	—	—	—
Corporate Bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—
Total	9	9	—	9	9	—
(2) Other securities (Balance sheet amount exceeds acquisition cost)	Acquisition Cost	Balance Sheet	Difference	Acquisition Cost	Balance Sheet	Difference
Stocks	1,275	4,753	3,477	1,904	6,155	4,250
Bonds						
Government and Local Government Bonds, etc	—	—	—	100	101	—
Other	54	55	—	—	—	—
Subtotal	1,330	4,809	3,478	2,005	6,256	4,250
(Balance sheet amount does not exceed acquisition cost)						
Stocks	1,590	1,377	(212)	1,301	1,011	(289)
Bonds						
Corporate Bonds	300	259	(40)	—	—	—
Other	162	160	(2)	—	—	—
Subtotal	2,053	1,797	(256)	1,301	1,011	(289)
Total	3,384	6,606	3,222	3,306	7,268	3,961

Note: In the current consolidated fiscal year, 676 million yen of stocks and other securities with fair value included in Other Securities were recognized as impairment losses. These were:

Stocks whose fair value fell 50% or more: all stocks

Stocks whose fair value fell between 30 and 50%(not inclusive): stocks for which no recovery is expected

2. Other marketable securities sold during the consolidated fiscal year

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)	Prior fiscal year (April 1, 2000 to March 31, 2001)
Proceeds of sale	845	2,460
Total gains on sale	159	229
Total losses on sale	39	22

3. Principal Securities Not Valued at Market Value (Excluding Bonds Held to Maturity with Market Values)

(In millions of yen, rounded down)

Current fiscal year(ended March 31, 2002)

	See Balance Sheet
(1) Bonds Held to Maturity	24
Unlisted bonds	24
(2) Other securities	5,005
Unlisted stocks (excluding OTC stocks)	642
Unlisted bonds	5
Medium-term Government Securities Fund	1,019
MMF	2,339
CP	999

Prior fiscal year(ended March 31, 2001)

	See Balance Sheet
(1) Bonds Held to Maturity	21
Unlisted bonds	21
(2) Other securities	992
Unlisted stocks (excluding OTC stocks)	942
Unlisted bonds	50
(3) Other	3,991
Medium-term Government Securities Fund	2,846
MMF	1,145

4. Redemption Amounts for Other Marketable Securities with Maturities and Bonds which are to be held to Maturity

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)				Prior fiscal year (ended March 31, 2001)			
	One year or less	More than one, up to five years	More than five, up to ten years	More than ten years	One year or less	More than one, up to five years	More than five, up to ten years	More than ten years
(Bonds)								
Government and Local Government Bonds, etc.	—	10	—	—	—	111	—	—
Corporate Bonds	24	305	—	—	—	71	—	—
Total	24	315	—	—	—	182	—	—

BANDAI

⑥ Derivative Transactions

1. Foreign currency exchange

Type	Transaction	Current fiscal year (ended March 31, 2002) Contracted Amounts	Over one year	Market Price	Valuation Difference	Prior fiscal year (ended March 31, 2001) Contracted Amounts	Over one year	Market Price	Valuation Difference
Transactions other than transactions on the	Exchange contracts for buying US$	—	—	—	—	238	—	246	8
Total					—				8

Notes: 1. Method of determining market prices: Forward exchange rates are used.
2. Items for which hedge accounting applies are excluded from disclosure.

2. Interest rates

Type	Transaction	Current fiscal year (ended March 31, 2002) Contracted Amounts	Over one year	Market Price	Valuation Difference	Prior fiscal year (ended March 31, 2001) Contracted Amounts	Over one year	Market Price	Valuation Difference
Transactions other than the transactions on the market	Interest Rate Swaps Fixed Payments, Variable Receipts	—	—	—	—	1,500	—	(16)	(16)
	Caps Purchase	700	700	—	(8)	500	500	—	—
Total					(8)				(15)

Notes: 1. Method of determining market prices:
Prices provided by financial institution partners to transactions are used.
2. Items for which hedge accounting applies are excluded from disclosure.

⑦ Retirement and Severance Benefits

1. Retirement plan types

The Company has established as fixed benefit types, a qualified retirement benefit plan and comprehensive employees' pension fund. Additional benefits may also be paid at retirement. The Company changed from a retirement lump-sum grant system to the current qualified retirement benefit plan as of March 1, 1984.

Domestic consolidated subsidiaries (excluding some subsidiaries) have established as fixed benefit types, qualified retirement benefit plans, retirement lump-sum grants, or comprehensive employees' pension funds. Additional benefits may also be paid at retirement. Some foreign consolidated subsidiaries have established fix benefit types.

2. Retirement benefit liabilities

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
①Retirement benefit liabilities	(5,446)	(4,765)
②Retirement plan assets (note 1)	3,786	3,330
③Unreserved retirement benefit liabilities(①+②)	(1,659)	(1,435)
④Unrecognized transition liability	—	—
⑤Unrecognized actuarial gain/loss	1,050	485
⑥Unrecognized prior service liability (reduction in liability)	—	—
⑦Consolidated balance sheet book value, net(③+④+⑤+⑥)	(609)	(949)
⑧Prepaid pension expense	134	40
⑨Allowance for retirement benefits(⑦−⑧)	(743)	(990)

Notes: 1. In addition to the plan assets shown above, there are also 6,396 million yen for the current fiscal year and 6,374 million yen for the prior fiscal year in plan assets under the employees' pension fund (accounted for by ratio of contribution)

2. To calculate retirement benefit liabilities, some subsidiaries have adopted the simplified method.

3. *Retirement benefit expenses*

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
①Service cost	453	567
②Interest cost	126	125
③Expected return	(103)	(107)
④Transition liability charged off	—	(399)
⑤Actuarial gain/loss charged off	58	—
⑥Prior service liability charged off	—	—
⑦Retirement benefit expenses (total ①—⑥)	535	185

Notes: 1. *In addition to the retirement benefit expenses shown above, there is also* 265 million yen for the current fiscal year and 309 million yen for the prior fiscal year in temporary additional retirement benefits taken as an extraordinary loss, and 350 million yen for the current fiscal year and 325 million yen for the prior fiscal year in contributions to the employees' pension fund charged to cost of sales and selling, general and administrative expenses.

2. Retirement benefit expenses for the subsidiaries which have adopted the simplified method are included in service cost above.

4. Key factors in calculation of retirement benefit liabilities

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
①Period for estimating retirement benefits:	period of service	period of service
②Discount rate:	2.5% - 3.0%	3.0%
③Expected rate of return:	2.5% - 3.5%	2.5% - 3.5%
④Number of years for amortization of actuarial gain / loss:	Amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).	Amortized in equal amounts over 10 years from the following consolidated fiscal year (within the average remaining period of service for affected employees).
⑤Number of years for amortization of transition liability:	-	Charged off in lump-sum in the consolidated fiscal year in which the change in accounting standard is adopted.

V. Production, Orders Received and Net Sales

1. Production

Production by business area segment during the current fiscal year is as follows:

(In millions of yen, rounded down)

	Amount	Change from prior period
Toys and amusement area	18,355	(14.6)%
Media area	15,235	(7.4)%
Other areas	—	—
Total	33,590	(11.5)%

Notes: 1. The above amounts are stated at manufacturing cost.
2. Fees for using rights of commercialization are included in the above amounts.
3. The above amounts were obtained after elimination of inter-business area transactions.

2. Orders Received

Orders received by business area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Orders Received	Change from prior period	Order Backlog	Change from prior period
Toys and amusement area	1,297	(74.1)%	5	(93.5)%
Media area	2,191	(90.5)%	3,214	124.3%
Other areas	—	—	—	—
Total	3,489	(87.6)%	3,220	111.9%

Note: 1. The above amounts were obtained after elimination of inter-business area transactions.

3. Net Sales

Net sales by business area segment during the current fiscal year are as follows:

(In millions of yen, rounded down)

	Amount	Change from prior period
Toys and amusement area	193,774	4.9%
Media area	28,574	9.4%
Other areas	12,820	2.2%
Elimination	(7,239)	3.6%
Total	227,930	5.0%

Note: 1. Net sales by principal customer and the ratio thereof to total net sales are as follows:

(In millions of yen, rounded down)

Customer	Current fiscal year		Prior fiscal year	
	Amount	Percent total	Amount	Percent total
Happinet Corp.	23,108	10.1%	44,584	20.5%

Bandai

Non-Consolidated Results
Financial Summary

(Year ended March 31, 2002)
FY2001

May 9, 2002

Financial Statements (Non-Consolidated)

For the Year Ended March 31, 2002

BANDAI CO., LTD.

Stock Code: 7967

(URL http://www.bandai.co.jp/)

Stock Exchange: Tokyo Stock Exchange (TSE)

Head office: Tokyo, Japan

Date of the Meeting of the Board of Directors: May 9, 2002

Date of the Annual Shareholders' Meeting: June 26, 2002

Payment of interim dividends: Yes

Adoption of unit of shares (tan-gen kabu) system: Yes (One unit of shares of Bandai Co., Ltd. is 100 shares)

All data in millions of yen, rounded down, except dividends, per share amounts and percents.

1. Business Results for the Year Ended March 31, 2002

(1) Non-Consolidated Operating Results

(In millions of yen, rounded down-except where noted)

	Net Sales		Operating Income		Recurring Income	
Fiscal Year Ended March 31, 2002	118,412	(2.1)%	7,562	8.8%	8,636	16.1%
Fiscal Year Ended March 31, 2001	120,959	8.0%	6,952	26.6%	7,440	31.3%

	Net Income		Net Income Per Share	Fully Diluted Earnings Per Share
Fiscal Year Ended March 31, 2002	4,303	(32.4)%	87.99 yen	-
Fiscal Year Ended March 31, 2001	6,364	56.2%	130.10 yen	-

	Return on Equity (ROE)	Ratio of Recurring Income to Total Liabilities & Net Worth (ROA)	Return on Sales
Fiscal Year Ended March 31, 2002	4.6%	6.3%	7.3%
Fiscal Year Ended March 31, 2001	6.8%	4.8%	6.2%

Notes: 1) Average number of outstanding shares during the fiscal period:

Fiscal year ended March 31, 2002: 48,910,159 shares

Fiscal year ended March 31, 2001: 48,921,882 shares

2) Changes in accounting procedures: none

3) All percents represent changes compared with the prior fiscal year.

(2) State of Dividends

	Interim Dividend Per Share	Year-end Dividend Per Share	Annual Dividend Per Share
Fiscal Year Ended March 31, 2002	15.00 yen	15.00 yen	30.00 yen
Fiscal Year Ended March 31, 2001	15.00 yen	15.00 yen	30.00 yen

	Total Annual Dividends (In million yen, rounded down)	Dividend Payout Ratio (%)	Ratio of Dividends to Shareholders' Equity
Fiscal Year Ended March 31, 2002	1,467	34.1%	1.7%
Fiscal Year Ended March 31, 2001	1,460	22.9%	1.6%

Note: The year-end dividend for the year ended March 31, 2002 includes 0 yen of commemorative dividend and 0 yen of special dividend.

(3) Non-Consolidated Financial Position

(In millions of yen, rounded down-except where noted)

	Total Assets	Shareholders' Equity	Equity Ratio	Equity Per Share
Fiscal Year Ended March 31, 2002	130,018	87,788	67.5%	1,795.09
Fiscal Year Ended March 31, 2001	144,365	97,375	67.5%	1,990.42

Notes: 1) Total number of issued shares outstanding at the end of the fiscal period:
Fiscal year ended March 31, 2002: 48,904,854 shares
Fiscal year ended March 31, 2001: 48,921,882 shares
2) Total number of shares of treasury stock at the end of the fiscal period:
Fiscal year ended March 31, 2002: 17,028 shares

2. Fiscal Year 2002 Full Year Projections (April 1, 2002 - March 31, 2003)

(In millions of yen, rounded down-except where noted)

	Net Sales	Recurring Income	Net Income
Interim Period Ending September 30, 2002	60,000	4,600	2,500
Fiscal Year Ending March 31, 2003	125,000	10,000	5,500

	Interim Dividend Per Share	Year-end Dividend Per Share	Annual Dividend Per Share
Interim Period Ending September 30, 2002	15.00 yen	-	-
Fiscal Year Ending March 31, 2003	-	15.00 yen	30.00 yen

Reference: Projected net income per share for fiscal year 2002 (Fiscal year ending March 31, 2003): 112.46 yen

"Caution Relating to Results Projections"
The above projections are based on the information available to management at the time they were made, and estimates involving uncertain factors thought likely to have an effect on future results. As such, they include various risks and uncertainties. Actual results can differ materially from these projections for a variety of reasons, including changes in business environments, market trends, and exchange rate fluctuations.

I. Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2002)		Prior fiscal year (As of March 31, 2001)		Change
	Amount	%	Amount	%	Amount
(Assets)					
CURRENT ASSETS:	**55,677**	**42.8**	**55,076**	**38.2**	**601**
Cash and time deposits	8,619		21,437		
Notes receivable – trade	2,865		2,794		
Accounts receivable – trade	22,252		20,354		
Marketable securities	2,001		-		
Inventories	1,991		1,856		
Advance payments	699		1,639		
Deposit	2,451		1,737		
Prepaid expense	209		155		
Short-term loans receivable	11,431		410		
Accounts receivable–trade	1,733		2,203		
Tax credit receivable	-		166		
Deferred tax assets – current	1,539		2,450		
Other current assets	4		8		
Allowance for doubtful receivables	(122)		(139)		

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2002)		Prior fiscal year (As of March 31, 2001)		Change
	Amount	%	Amount	%	Amount
(Assets)					
FIXED ASSETS:	**74,340**	**57.2**	**89,289**	**61.8**	**(14,948)**
Tangible Fixed Assets	23,166	17.8	43,900	30.4	(20,734)
Buildings	5,726		6,489		
Structures	179		213		
Machinery and equipment	199		169		
Vehicles	2		3		
Tools, furniture and fixtures	3,454		3,215		
Land	13,146		33,541		
Construction in progress	457		267		
Intangible Fixed Assets	1,220	1.0	1,591	1.1	(371)
Investments and other assets	49,954	38.4	43,797	30.3	6157
Investment in securities	4,493		5,751		
Investment in affiliated companies' stocks	31,372		31,598		
Investment in affiliated companies' bonds	10		10		
Treasury stock	-		93		
Investment	82		82		
Long-term loans	-		20		
Long-term loans to affiliated companies	700		800		
Claims in bankruptcy	242		133		
Long-term prepaid expenses	5		9		
Deferred tax assets - non-current	4,355		4,218		
Deferred tax assets on revaluation	8,628		-		
Other Investments	1,072		1,348		
Allowance for investment losses	(600)		-		
Allowance for doubtful receivables	(408)		(270)		
TOTAL ASSETS	**130,018**	**100.0**	**144,365**	**100.0**	**(14,347)**

(In millions of yen, rounded down)

	Current fiscal year (As of March 31, 2002)		Prior fiscal year (As of March 31, 2001)		Change
	Amount	%	Amount	%	Amount
(Liabilities)					
CURRENT LIABILITIES:	**30,902**	**23.8**	**30,536**	**21.1**	**365**
Notes payable – trade	4,708		8,379		
Accounts payable– trade	12,467		10,253		
Current maturities of long-term debt	5,000		5,000		
Account payable – other	5,101		4,786		
Accrued income taxes	1,472		21		
Accrued consumption tax	165		282		
Accrued expenses	1,856		407		
Deposits received	60		42		
Unearned revenue	41		44		
Accrued bonus	-		1,276		
Other current liabilities	28		42		
FIXED LIABILITIES:	**11,327**	**8.7**	**16,453**	**11.4**	**(5,126)**
Bonds	10,000		15,000		
Accrued retirement and severance benefits	214		403		
Officers' retirement allowance reserve	485		431		
Other fixed liabilities	627		618		
TOTAL LIABILITIES:	**42,229**	**32.5**	**46,990**	**32.5**	**(4,760)**
(Shareholders' Equity)					
Common stock	23,626	18.2	23,626	16.4	-
Capital surplus	22,959	17.6	22,959	15.9	-
Retained earnings appropriated for legal reserve	1,645	1.3	1,562	1.1	83
Difference in revaluation	(11,915)	(9.2)	-	-	(11,915)
Other retained earnings	50,467	38.8	47,797	33.1	2,670
Voluntary reserves	46,034		41,448		
Reserve for deferred income tax on fixed assets	271		285		
Other reserves	45,763		41,163		
Unappropriated retained earnings at the end of the period	4,433		6,348		
Other valuation differences of securities	1,067	0.8	1,429	1.0	(362)
Treasury stock	(62)	–	–	–	(62)
Total Shareholders' Equity	**87,788**	**67.5**	**97,375**	**67.5**	**(9,586)**
Total Liabilities and Shareholders' Equity	**130,018**	**100.0**	**144,365**	**100.0**	**(14,347)**

(2) Non-Consolidated Statements of Income

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)		Prior fiscal year (April 1, 2000 to March 31, 2001)		Change
	Amount	%	Amount	%	Amount
Net Sales	**118,412**	**100.0**	**120,959**	**100.0**	**(2,546)**
Cost of Sales	76,157	64.3	80,307	66.4	(4,150)
Gross Profit	**42,255**	**35.7**	**40,651**	**33.6**	**1,604**
Selling, General and Administrative Expenses	34,693	29.3	33,698	27.9	995
Operating Income	**7,562**	**6.4**	**6,952**	**5.7**	**609**
Non-Operating Income	**1,773**	**1.5**	**1,403**	**1.2**	**369**
Interest Income	27		58		
Interest on securities	5		1		
Dividends received	891		478		
Gain on sale of securities	2		-		
Rental Income	686		658		
Miscellaneous income	160		206		
Non-Operating Expenses	**699**	**0.6**	**916**	**0.7**	**(216)**
Interest expense	3		3		
Interest on bonds	431		446		
Amortization of bond premiums	-		95		
Loss on sale of securities	-		30		
Leased assets expenses	190		236		
Loss from fluctuation of foreign exchange rate	30		61		
Casualty losses	43		41		
Recurring Income	**8,636**	**7.3**	**7,440**	**6.2**	**1,195**
Extraordinary Income	**983**	**0.8**	**5,611**	**4.6**	**(4,628)**
Gain on sale of fixed assets	68		3		
Gain on sale of affiliated companies' stocks	746		1,200		
Gain on liquidation of affiliated companies	163		-		
Reserved profit in stock warrants	-		3,677		
Reserved allowance for doubtful receivables	5		380		
Reserved allowance for loss on disposal of affiliated companies	-		60		
Reserved allowance for prior service cost	-		288		

(In millions of yen, rounded down)

	Current fiscal year (April 1, 2001 to March 31, 2002)		Prior fiscal year (April 1, 2000 to March 31, 2001)		Change
	Amount	%	Amount	%	Amount
Extraordinary Loss	**2,517**	**2.1**	**2,157**	**1.8**	**360**
Loss on sale of fixed assets	-		824		
Loss on disposal of fixed assets	666		738		
Special retirement benefits	-		286		
Loss on capital investment in movie investment association	265		-		
Settlement money	19		-		
Loss on sale of investments in securities	35		-		
Loss on disposal of affiliated companies	52		-		
Loss on valuation of investments in securities	825		13		
Loss on valuation of affiliated companies' stocks	-		13		
Loss on write-down of guarantee money deposited	27		102		
Provision for investment loss allowance	600		-		
Increase in allowance for doubtful receivables	26		177		
Net income before income taxes	**7,101**	**6.0**	**10,894**	**9.0**	**(3,792)**
Corporate income, inhabitant and enterprise taxes	**1,761**	**1.5**	**21**	**-**	**1,740**
Tax adjustments	**1,037**	**0.9**	**4,508**	**3.7**	**(3,471)**
Net income	**4,303**	**3.6**	**6,364**	**5.3**	**(2,061)**
Balance brought forward	**863**		**784**		
Interim cash dividend	**733**		**727**		
Retained earnings appropriated for legal reserve	**-**		**72**		
Net income (loss)	**4,433**		**6,348**		

(3) Non-Consolidated Statements of Retained Earnings

(In millions of yen, rounded down)

	Current fiscal year ended March 31, 2002 (June 26, 2002)*	Prior fiscal year ended March 31, 2001 (June 26, 2001)*
Unappropriated Retained Earnings	4,433	6,348
Reversal of voluntary reserve		
Reversal of Reserve for Deferred Income Tax on Fixed Assets	13	13
Total	**4,446**	**6,362**
To be allocated in the following manner:		
Legal Reserve	-	83
Dividends	733	733
Officers' Bonuses	68	83
Statutory Auditors' Bonuses	6	8
Voluntary Reserve		
General Reserve	2,900	4,600
Balance Carried Forward	**744**	**863**

I. Information Concerning Accounting Policies

1. Valuation Basis and Methods for Marketable securities:

Bonds to be held to maturity:
Stated at amortized cost (straight-line method)

Shares of subsidiaries and associated companies:
Stated at cost based under the moving average method.

Other securities:
Securities with market values:
- Stated at market value using, among others, market prices on the current period end date (valuation differences are reflected directly in shareholders' equity and cost of sales is calculated through the moving average method.)

Securities without market values:
- Stated at cost under the moving average method

2. Valuation Basis and Valuation Methods for Inventories:

Stated at cost under the gross average method.

3. Depreciation Methods for Fixed Assets:

(i) Tangible fixed assets:
Declining balance method is used. Useful life of buildings and structures is 3 to 50 years and useful life of tools, furniture and fixtures is 2 to 20 years.

(ii) Intangible fixed assets:
Straight-line method is used. Useful life of software used internally is 5 years.

4. Accounting Policies for Translation of Assets and Liabilities into Japanese Currency:
Receivables and payables denominated in foreign currencies are translated at spot exchange rates prevailing at fiscal year end and resulting gains or losses are included in income.

5. Basis for Provisions:

(i) Allowance for doubtful receivables:
Ordinary receivables:
- Historical credit loss ratios are used.

Risky receivables and receivables from companies under bankruptcy or reorganization processes:
- Uncollectible amounts are recorded based on individual consideration of the account's potential for collection.

(ii) Allowance for investment losses:
For affiliated companies' stocks which have not been the object of loss accounting, the company provides for this allowance on the basis of internal rules, considering business results and asset status of the affiliated companies, to guard against losses from falls in actual value. During the current fiscal year, the actual values of affiliated companies' stocks, which have not been the object of loss accounting fell by a certain amount. As such, an appropriate allowance was recorded in accordance with Auditing Practices Relating to Allowances for Investment Losses in Subsidiaries' stocks (Auditor Committee Report, No. 71, Japanese Institute of Certified Public Accountants, or JIPCA, April 17, 2001).

(iii) Accrued retirement and severance benefits:
To prepare for retirement and severance benefits to employees, an amount considered to have accrued as of the end of the current fiscal year in accordance with estimated retirement benefit obligations and pension assets as of the ending date of the current fiscal year is recorded.

Actuarial gain/loss is amortized in equal amounts over 10 years from the following fiscal year (within the average remaining period of service for affected employees).

(iv) Officers' retirement allowance reserve:
Amounts payable are recorded in accordance with internal rules if all directors and corporate auditors would have retired at the end of the current fiscal year.

6. Accounting Policies for Lease Transactions:
Finance lease transactions other than those in which title to leased property is transferred to lessees are accounted for by applying such accounting treatment as is applicable to ordinary (operating) lease transactions.

7. **Accounting treatment of consumption tax:**
Consumption tax is accounted for separately and is not included in each account.

II.Additional Information

(1) Accrued Bonuses:
In the past bonuses to be paid to employees had been recorded as "Accrued Bonus", but with the publication of the Research Center Review Information No.152 "Concerning Financial Statement Titles to Be Used for Accrued Bonuses for Employees" (dated February 14, 2001, by JIPCA), these amounts will now be recorded as accrued expenses and are classified as "Current Liabilities" on the consolidated balance sheet. The applicable amount included in accrued expenses under Current Liabilities for the current fiscal year is 1,394 million yen.

(2) Treasury Stock:
Previously, treasury stock (62 million yen at the end of the current fiscal year) was reported as current assets and investment and other assets. However, applying the amended "Regulations Concerning Terminology, Forms and Preparation of Financial Statements" , treasury stock is now reported as a deduction at the end of the Stockholders' Equity section.

Ⅲ.Notes

(Notes to Balance Sheets)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
1. Accumulated Depreciation of Tangible Fixed Assets	20,488	19,187
2. Assets Offered as Security		
Cash and Time Deposits	80	80
(Collateral for payment guarantee)		
3 Authorized Shares	180,000,000 shares	180,000,000 shares
When shares are retired in accordance with the Articles of Incorporation, the Company must reduce shares authorized to be issued correspondingly.		
Total number of issued shares	48,921,882 shares	48,921,882 shares
4 Guaranteed Obligations and Quasi-Guarantee Acts		
Debts of the companies below are being guaranteed		
Company Name		
BANDAI INDUSTRIAL CO., LTD.	366	604
Bandai Espana S.A.	8	-
Sunlink Co., Ltd.	-	563
(Formerly Sanko Shoji Co.,Ltd.)		(including 163*)
Bandai America Inc.	-	13
Total	375	1,180

*These amounts are covered by quasi-guarantee acts (submission of management directive memorandums).

	Current fiscal year	Prior fiscal year
5. Assets and liabilities relating to affiliated companies		
Accounts Receivable -Trade	3,796	9,410
Notes and Accounts Payable -Trade	2,071	1,688
6. Number of Shares of Treasury Stock		
Held as Current Assets	- shares	3 shares
Held as Fixed Assets	- shares	46,000 shares
Held as Shareholders' Equity	17,028 shares	- shares

7. Treatment of notes due at the end of the current fiscal year
For treatment of non-consolidated notes due at the end of the current fiscal year, the settlement of notes have been processed as of the day of exchange. As each end of the current and prior fiscal years was a financial holiday, the two accounts below have been included in notes due.

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Notes and accounts receivables - trade	281	331
Notes and accounts payables - trade	194	408

8. Repurchase Agreements

Repurchase agreements of 9,996 million yen are included in short-term loans receivable under current assets. CP is held as assets pledged as security. The market value at the end of the current fiscal year was 9,998 million yen.

9. Land Revaluation

Land used for business was revaluated in accordance with the Land Revaluation Law (Law No. 34, March 31, 1998) and the difference on revaluation is included in shareholders' equity.

Revaluation method: In order to calculate land values that form the basis of land tax calculations as set forth in Article 16 of the Land Price Tax Law (Law No. 69, May 2, 1991), stipulated by Article 2, item 4 of the Ordinance to Implement the Land Revaluation Law (Cabinet Order No. 119, March 31, 1998), the Company made rational adjustments, such as to prices by distance from road, based upon the procedure stipulated and promulgated by the Director of the National Tax Agency.

Revaluation date: March 31, 2002

Book value of land for business use before revaluation: 33.690 billion yen

Book value of land for business use after revaluation: 13.146 billion yen

BANDAI

(Notes to the Statements of Income)

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
1. Transactions with affiliated companies		
Net Sales	25,748	44,737
Dividends Received	849	428
Rental Income	410	452
2. Major components of Selling, General and Administrative Expenses		
Shipping	3,127	3,153
Advertising expense	10,555	9,578
Salaries and benefits	5,161	4,162
Increase in allowance for accrued bonus	-	864
Increase in allowance for officers' retirement reserve	277	237
Increase in allowance for retirement and severance benefits	84	56
Depreciation expense	760	847
Research and development expense	8,370	8,203
Commissions expense	1,702	1,813
Increase in allowance for doubtful receivables	129	79

*Until now, amounts due to be paid to employees as bonuses had been recorded as increase in allowance for accrued bonus. However, as noted under additional information, the Company started recording accrued bonus as accrued expenses in the current fiscal year. With this change, the decision was also taken to include it under salaries and allowances under selling, general and administrative expenses. The amount included under salaries and allowances for the current fiscal year came to 868 million yen.

	Current fiscal year	Prior fiscal year
3. Total research and development expense (included in selling, general and administrative expenses)	8,370	8,203

① Notes Related to Lease Transactions

1. Lessee Side

(1) Finance lease transactions other than those in which title to leased property are transferred to lessees.

(i) Amounts corresponding to acquisition cost, accumulated depreciation and year-end balance of leased property

(In millions of yen, rounded down)

Current fiscal year (ended March 31, 2002)

	Tangible fixed assets		Intangible fixed assets	
	Tools, furniture and fixtures	Other	Software	Total
Amount corresponding to acquisition cost	464	56	315	836
Amount corresponding to accumulated depreciation	247	56	208	511
Amount equivalent to year-end balance	217	-	107	325

Prior fiscal year (ended March 31, 2001)

	Tangible fixed assets		Intangible fixed assets	
	Tools, furniture and fixtures	Other	Software	Total
Amount corresponding to acquisition cost	1,153	573	711	2,439
Amount corresponding to accumulated depreciation	859	565	551	1,977
Amount equivalent to year-end balance	293	8	160	462

Note: Amounts corresponding to acquisition costs are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of tangible fixed assets at the end of the year is small.

(ii) Amount corresponding to the balance of unaccrued lease rent at the end of the year

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Payable within one year	132	164
Payable after one year	192	298
Total	325	462

Note: Amounts corresponding to the balance of unaccrued lease rent at the end of the year are calculated inclusive of assumed interest expense because the ratio of the total balance of unaccrued lease rent to the total balance of tangible fixed assets at the end of the year is small.

(iii) Lease rent paid and the amount corresponding to depreciation

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Lease rent paid	160	226
Amount corresponding to depreciation	160	226

(iv) Computation of the amount corresponding to depreciation

Depreciation is determined by the straight-line method using lease periods for useful lives and zero for residual values.

2. Lessor Side

(1) Operating lease transactions

(i) Unaccrued lease rent

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)	Prior fiscal year (ended March 31, 2001)
Payable within one year	125	125
Payable after one year	1,384	1,510
Total	1,510	1,636

② Securities

Shares of Subsidiaries and Associated Companies Having Market Values

(In millions of yen, rounded down)

Current fiscal year (ended March 31, 2002)

	Balance Sheet	Market Value	Difference
Shares in subsidiaries	3,149	18,719	15,570
Shares in affiliated companies	1,223	3,294	2,070
Total	4,373	22,013	17,640

Prior fiscal year (ended March 31, 2001)

	Balance Sheet	Market Value	Difference
Shares in subsidiaries	2,084	6,841	4,757
Shares in affiliated companies	1,223	4,552	3,328
Total	3,308	11,394	8,086

BANDAI

③ Tax Effect Accounting

(In millions of yen, rounded down)

	Current fiscal year (ended March 31, 2002)
(1) Significant components of deferred tax assets and liabilities	
Deferred tax assets:	
Marketable securities valuation loss	2,349
Excess depreciation of fixed assets	1,751
Deferred excess depreciation of assets	622
Inventory valuation loss	449
Accrued bonuses	396
Prepaid research and development expense	339
Excess allowance for doubtful receivables	128
Other	816
Total deferred tax assets	6,854
Deferred tax liabilities:	
Other securities valuation gain	(773)
Reserve for deferred income tax on fixed assets	(186)
Total deferred tax liabilities	(959)
Net deferred tax assets	5,894

Note: In addition to the above, deferred tax assets related to revaluation of the land of 8,628 million yen are reported on the balance sheet as deferred tax assets on revaluation.

(2) Principal reasons for significant differences between normal effective statutory tax rate and the actual effective tax rate after application of tax effect accounting:	
Effective statutory tax rate	42.0%
(Adjustments)	
Permanent nondeductible expense such as entertainment expense	1.6%
Inhabitants tax lump-sum payments	0.3%
Permanently nonrecognizable income such as dividends received	(3.6)%
Foreign tax deductibles	(0.6)%
Other	(0.3)%
Actual effective tax rate after application of tax effect accounting	39.4%

II. Changes in officers

(Effective June 26, 2002)

1. Representative Directors: no change
2. Other officers

   ① New candidate for Director

   Shin Unozawa, Corporate Executive Officer of the Company
   General Manager, Video Game Department

   ② Retiring Director

   Mikio Ishigami, Director